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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax
CONFIDENTIAL

December 9, 2020

Re:	Cosan S.A. Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted October 29, 2020 CIK No. 0001430162

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Loan Lauren Nguyen, Legal Branch Chief Anuja Majmudar, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Cosan S.A., a sociedade por ações, a stock corporation organized under the laws of Federative Republic of Brazil (“CSAN” or the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 9, 2020 (the “Comment Letter”). On October 29, 2020, the Company confidentially submitted a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed registration of the offering of the Company’s common stock in connection with a proposed business combination transaction via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission. The Company has revised the Draft Registration Statement in response to the Staff’s comments and is filing concurrently with this letter the Registration Statement (“Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	December 9, 2020

We are also sending, under separate cover, a marked copy of the Registration Statement showing changes thereto.

Amendment No. 1 to Draft Registration Statement Submitted October 29, 2020

The Merger, page 31

1.	We note your response to prior comment 1 and the revised disclosure that the Companies’ special independent committees shall consider, in order to determine the exchange ratios in connection with the Proposed Transaction materials provided to the special committees, including company presentations and business plans. It appears that the afore-mentioned materials are materially related to your Proposed Transaction. Please describe the material presentations and expand your disclosures to disclose the material factors the special independent committees considered in determining the exchange ratio. When available, update your disclosures regarding the exchange ratio..

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 34 to 38 of the Registration Statement in response to the above comment.

Compensation, page 59

2.	We note the new disclosure that under your by-laws, your board of directors is responsible for establishing the annual aggregate compensation that you pay to the members of your board of directors and your executive officers. We further note the cross-reference to the discussion of compensation of CZZ for additional information on the compensation in place in the Cosan Group. Please expand your disclosure and revise to clarify whether it is expected that CSAN will adopt CZZ's compensation policy.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 63 of the Registration Statement in response to the above comment.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Marcelo Eduardo Martins, Chief Financial and Investor Relations Officer of Cosan Limited, Cosan S.A. and Cosan Logística S.A.
Maria Rita de Carvalho Drummond, General Counsel of Cosan Limited, Legal Vice President of Cosan S.A. and Cosan Logística S.A.

Rafael Suzano, Controller, Cosan Limited

Fabian Junqueira Sousa, KPMG Auditores Independentes

Marcos Alexandre Silveira Pupo, Ernst & Young Auditores Independentes S.S.